Exhibit 21.1                                         Subsidiaries of Astoria Financial Corporation

Jurisdiction of Incorporation
Subsidiaries of Astoria Financial Corporation

Astoria Federal Savings and Loan Association
a/k/a Astoria Federal Savings or Astoria Federal	United States
Astoria Capital Trust I	Delaware
AF Insurance Agency, Inc.	New York

Subsidiaries of Astoria Federal Savings and Loan Association

AF Agency, Inc.	New York
Astoria Federal Mortgage Corp.	New York
Astoria Federal Savings and Loan Association
Revocable Grantor Trust	New York
Fidata Service Corp.	New York
Marcus I Inc.	New York
Suffco Service Corporation	New York

Astoria Federal has four additional subsidiaries, one of which is a single purpose entity that has an interest in a real estate investment which is not material to our financial condition and the remaining three are inactive and have no assets.